ENDEAVOUR SILVER CORP.
(the “Company”)

ADVANCE NOTICE POLICY

INTRODUCTION

The Company is committed to: 1) facilitating an orderly and efficient process for holding annual general meetings and, when the need arises, special meetings of its shareholders; 2) ensuring that all shareholders receive adequate advance notice of the director nominations and sufficient information regarding all director nominees; and 3) allowing shareholders to register an informed vote for directors of the Company after having been afforded reasonable time for appropriate deliberation.

PURPOSE

The purpose of this Advance Notice Policy (the “Policy”) is to provide shareholders, directors and management of the Company with a clear framework for nominating directors of the Company. This Policy fixes a deadline by which director nominations must be submitted to the Company prior to any annual or special meeting of shareholders and sets forth the information that must be included in the notice to the Company for the notice to be in proper written form in order for any director nominee to be eligible for election at any annual or special meeting of shareholders.

It is the position of the board of directors of the Company (the “Board”) that this Policy is in the best interests of the Company, its shareholders and other stakeholders. This Policy will be subject to an annual review by the Board, which shall revise the Policy if required to reflect changes by securities regulatory authorities or applicable stock exchanges and to address changes in industry standards from time to time as determined by the Board.

NOMINATIONS OF DIRECTORS

1.

Nominations of persons for election to the Board may be made at any annual meeting of shareholders of the Company, or at any special meeting of shareholders of the Company if one of the purposes for which the special meeting is called is the election of directors. Only persons who are qualified to act as directors under the Business Corporations Act (British Columbia) (the “Act”) and who are nominated in accordance with the following procedures shall be eligible for election as directors of the Company. At any such annual or special meeting of shareholders of the Company, nominations of persons for election to the Board may be made only:

	(a)	by or at the direction of the Board, including pursuant to a notice of meeting;

	(b)	by or at the direction or request of one or more shareholders pursuant to a valid “proposal” as defined in the Act and made in accordance with Part 5, Division 7 of the Act;

	(c)	pursuant to a requisition of the shareholders that complies with and is made in accordance with section 167 of the Act, as such provisions may be amended from time to time; or

	(d)	by any person (a “Nominating Shareholder”) who:

(i)

at the close of business on the date of the giving by the Nominating Shareholder of the notice provided for below and at the close of business on the record date fixed by the Company for such meeting, (A) is a “registered owner” (as defined in the Act) of one or more shares of the Company carrying the right to vote at such meeting, or (B) beneficially owns shares carrying the right to vote at such meeting and provides evidence of such ownership that is satisfactory to the Company, acting reasonably. In cases where a Nominating Shareholder is not an individual, the notice referred to in section 4 must be signed by an authorized representative, being a duly authorized director, officer, manager, trustee or partner of such entity who provides such evidence of such authorization that is satisfactory to the Company, acting reasonably; and

		(ii)	in either case, complies with the notice procedures set forth below in this Policy.

2.

In addition to any other requirements under applicable laws, for a nomination to be validly made by a Nominating Shareholder in accordance with this Policy, the Nominating Shareholder must have given notice thereof that is both timely (in accordance with section 3) and in proper written form (in accordance with section 4) to the Chief Executive Officer of the Company at the principal executive offices of the Company.

3.	To be timely, a Nominating Shareholder’s notice to the Chief Executive Officer of the Company must be made:

(a)

in the case of an annual meeting of shareholders, not less than 30 days nor more than 65 days prior to the date of the annual meeting of shareholders; provided, however, that if the annual meeting of shareholders is to be held on a date that is less than 50 days after the date (the “Notice Date”) on which the first public announcement (as defined in section 6(c)) of the date of the annual meeting was made, notice by the Nominating Shareholder may be made not later than the close of business on the tenth day following the Notice Date; and

(b)

in the case of a special meeting (which is not also an annual meeting) of shareholders called for the purpose of electing directors (whether or not called for other purposes), not later than the close of business on the 15th day following the day on which the first public announcement of the date of the special meeting of shareholders was made.

The time periods for the giving of a Nominating Shareholder’s notice set forth above shall in all cases be determined based on the original date of the applicable annual meeting and/or special meeting of shareholders, and in no event shall any adjournment or postponement of a meeting of shareholders, or the reconvening of any adjourned or postponed meeting of shareholders, or the announcement thereof, commence a new time period for the giving of a Nominating Shareholder’s notice as described above.

4.	To be in proper written form, a Nominating Shareholder’s notice must be addressed to the Chief Executive Officer of the Company, and must set forth:

(a)	as to each person whom the Nominating Shareholder proposes to nominate for election as a director:

	(i)	the name, age, business address and residential address of the person;

	(ii)	the present principal occupation or employment of the person and the principal occupation or employment within the five years preceding the notice;

	(iii)	the citizenship of such person;

(iv)

the class or series and number of shares in the capital of the Company which are, directly or indirectly, controlled or directed or which are owned, beneficially or of record, by the person as of the record date for the meeting of shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice;

(v)

the amount and material terms of any other securities, including any options, warrants or convertible securities which are, directly or indirectly, controlled or directed or which are owned, beneficially or of record, by the person as of the record date for the meeting of shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice;

(vi)

a statement as to whether such person would be “independent” of the Company (within the meaning of sections 1.4 and 1.5 of National Instrument 52-110, Audit Committees, of the Canadian Securities Administrators, as such provisions may be amended from time to time) if elected as a director at such meeting and the reasons and basis for such determination; and

	(vii)	a statement that the person is not prohibited or disqualified from acting as a director of the Company under the Act, Applicable Securities Laws (as defined in section 6(a)) or any other legislation.

(b)

the full particulars regarding any oral or written proxy, contract, agreement, arrangement, understanding or relationship pursuant to which such Nominating Shareholder has a right to vote or direct the voting of any shares of the Company; and

(c)

any other information relating to such Nominating Shareholder that would be required to be made in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act and Applicable Securities Laws.

Such Nominating Shareholder’s notice must be accompanied by a written consent to act as a director of the Company as required under section 121 of the Act, duly signed by the person being nominated for election as a director.

In addition, the Company may require any proposed nominee to furnish such other information as may reasonably be required by the Company to determine the eligibility of such proposed nominee to serve as an independent director of the Company or that would reasonably be expected to be material to a reasonable shareholder’s understanding of the experience, independence and/or qualifications, or lack thereof, of such proposed nominee. As soon as practicable following receipt of a Nominating Shareholder’s notice (and such other information referred to above, as applicable) that complies with this Policy, the Company shall publish the details of such notice through a public announcement.

5.

No person shall be eligible for election as a director of the Company unless nominated in accordance with the provisions of this Policy; provided, however, that nothing in this Policy shall be deemed to preclude discussion by a shareholder (as distinct from the nomination of directors) at a meeting of shareholders of any matter that is properly before such meeting pursuant to the provisions of the Act or at the discretion of the chairman of the meeting. The chairman of the meeting shall have the power and duty to determine whether a nomination was made in accordance with the procedures set forth in the provisions of this Policy and, if the chairman of the meeting determines that any proposed nomination was not made in compliance with this Policy, to declare that such defective nomination shall be disregarded.

6.	For purposes of this Policy:

(a)

“Applicable Securities Laws” means, collectively, the applicable securities statutes of each relevant province and territory of Canada, as amended from time to time, the rules, regulations and forms made or promulgated under any such statute and the published national instruments, multilateral instruments, policies, bulletins and notices of the securities commission and similar regulatory authority of each relevant province and territory of Canada, and all applicable securities laws of the United States;

(b) “business day” means any day other than Saturday, Sunday or any statutory holiday in the City of Vancouver, British Columbia, Canada.

(c)

“public announcement” means disclosure in a press release reported by a national news service in Canada, or in a document publicly filed by the Company under its profile on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.

7.

Notwithstanding any other provision of this Policy, notice given to the Chief Executive Officer of the Company pursuant to this Policy may only be given by personal delivery, facsimile transmission or by email (at such email address as may be stipulated from time to time by the Chief Executive Officer of the Company for purposes of this notice), and shall be deemed to have been given and made only at the time it is served by personal delivery to the Chief Executive Officer of the Company at the address of the principal executive offices of the Company, sent by facsimile transmission (provided that receipt of confirmation of such transmission has been received) or received by email (at the address as aforesaid); provided that if such delivery or electronic communication is made on a day which is not a business day or later than 5:00 p.m. (Pacific Time) on a business day, then such delivery or electronic communication shall be deemed to have been made on the next business day.

8.	Notwithstanding the foregoing, the Board may, in its sole discretion, waive any provision or requirement of this Policy.

GOVERNING LAW

This Policy shall be interpreted and enforced in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

EFFECTIVE DATE

This Policy was approved and adopted by the Board on April 11, 2013 and is and shall be effective and in full force and effect in accordance with its terms and conditions from and after such date, provided that if this Policy is not ratified and approved by an ordinary resolution of shareholders of the Company at the Company’s next shareholder meeting following the effective date of this Policy, the Policy shall, from and after the date of such shareholder meeting, cease to be of any force and effect.